30021 Tomas, Suite 200 Rancho Santa Margarita, CA 92688

September 18, 2006

By facsimile to (202) 772-9368 and U.S. Mail

Edward M. Kelly, Esq.
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549-7010

Re:	RG Global Lifestyles, Inc.
Amendment 1 to Registration Statement on Form SB-2
Filed August 30, 2006
File No. 333-135966

Dear Mr. Kelly:

Please accept this letter as R.G. Global Lifestyles Inc.’s (“Company”) responses to the Securities and Exchange Commission’s (“SEC”) comment letter dated September 13, 2006 in regards to the Company’s pre-effective Amendment 1 to its registration statement on Form SB-2.

1. In response to your comment 1 (the only comment in SEC’s response letter) regarding the SEC’s position that registering 5,000,000 shares of common stock for resale by the Company’s investors is “much too substantial to be consistent with a transaction contemplated by Rule 415(a)(1)(i) of Regulation C under the Securities Act, particularly when viewed in relation to the amount of shares held by non-affiliates,” the Company has further reduced the number of shares to be registered for resale by selling stockholders from an aggregate of 5,640,000 to an aggregate of 2,640,000. Furthermore, of the 2,640,000 shares of common stock to be registered, 640,000 of this total are warrant shares registered for resale by Ascendiant Securities, LLC, the placement agent for the underlying financing, not the investor group.

As of September 18, 2006, the Company has 17,650,000 shares of common stock issued and outstanding, of which 8,832,095 are held by non-affiliates.

Therefore, as far as the registration of shares for resale by the investor group for the underlying convertible note financing transaction (there are four individual entities that comprise the investor group, however they are related: AJW Partners, LLC, AJW Offshore, LTD, AJW Qualified Partners, LLC, and New Millenium Capital Partners II, LCC) the Company is registering only 2,000,000 shares of common stock for resale, which equals approximately 11.3% of the Company’s issued and outstanding total of common stock, or approximately 22.6% of the common stock held by non-affiliates.

The Company understands that the SEC is developing concerns over shelf resale registrations due to their size in relation to share holdings of non-affiliates, and it believes that this revised registration share total alleviates any potential issues the SEC may have had under Rule 415(a)(1)(i) for this particular underlying transaction.

Edward M. Kelly, Esq.
U.S. Securities and Exchange Commission

Public Policy Considerations

We strongly believe that the SEC needs to be mindful that in attempting to protect non-affiliate shareholders from sizable dilution, which is a laudable goal, that it may in fact be causing small public companies, generally thinly funded, to be left with little or no sources of financing which will likely result in such companies being forced to curtail or completely cease their operations. This potential complete loss of shareholder value would hurt more dearly than dilution for the non-affiliate shareholders, the very shareholders the SEC is looking to protect. We feel this is especially important to consider for resale registration statements such as this when the Company did not have clear guidance from the SEC that its interpretation if Rule 415(a)(1)(i) was about to undergo a change, and it had already negotiated the underlying investment transaction based on then-current publicly available SEC positions.

Please feel free to contact Scott Olson at phone (310) 985-1034, facsimile (501) 634-2648, email scottdavidolson@yahoo.com, with any questions.

Sincerely,

Scott Olson, Esq.
Legal counsel to RG Global Lifestyles, Inc.

30021 Tomas, Rancho Santa Margarita, CA 92614 · Tel: (949) 888 9500 · Fax: (949) 88 9525 · www.rgglife.com